Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2021 Results

Shanghai, China—October 28, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter 2021 Financial and Operating Highlights

•	Polysilicon production volume was 21,684 MT in Q3 2021, compared to 21,102 MT in Q2 2021
•	Polysilicon sales volume was 21,183 MT in Q3 2021, compared to 21,060 MT in Q2 2021
•	Polysilicon average total production cost(1) was $6.84/kg in Q3 2021, compared to $6.31/kg in Q2 2021
•	Polysilicon average cash cost(1) was $5.96/kg in Q3 2021, compared to $5.41/kg in Q2 2021
•	Polysilicon average selling price (ASP) was $27.55/kg in Q3 2021, compared to $20.81/kg in Q2 2021
•	Revenue was $585.8 million in Q3 2021, compared to $441.4 million in Q2 2021
•	Gross profit was $435.2 million in Q3 2021, compared to $303.2 million in Q2 2021. Gross margin was 74.3% in Q3 2021, compared to 68.7% in Q2 2021
•	Net income attributable to Daqo New Energy Corp. shareholders was $292.3 million in Q3 2021, compared to $232.1 million in Q2 2021
•	Earnings per basic American Depositary Share (ADS)(3) was $3.95 in Q3 2021, compared to $3.15 in Q2 2021
•	EBITDA (non-GAAP)(2) was $441.8 million in Q3 2021, compared to $311.7 million in Q2 2021. EBITDA margin (non-GAAP)(2) was 75.4% in Q3 2021, compared to 70.6% in Q2 2021
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $294.7 million in Q3 2021, compared to $234.5 million in Q2 2021
•	Adjusted earnings per basic ADS(3) (non-GAAP)(2) was $3.98 in Q3 2021, compared to $3.18 in Q2 2021

	Three months ended
US$ millions except as indicated otherwise	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020
Revenues	585.8	441.4	125.5
Gross profit	435.2	303.2	45.3
Gross margin	74.3%	68.7%	36.0%
Income from operations	421.7	292.4	33.3
Net income attributable to Daqo New Energy Corp. shareholders	292.3	232.1	20.8
Earnings per basic ADS(3) ($ per ADS)	3.95	3.15	0.29
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	294.7	234.5	25.2
Adjusted earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	3.98	3.18	0.35
EBITDA (non-GAAP) (2)	441.8	311.7	51.6
EBITDA margin (non-GAAP)(2)	75.4%	70.6%	41.1%
Polysilicon sales volume (MT)	21,183	21,060	13,643
Polysilicon average total production cost ($/kg)(1)	6.84	6.31	5.82
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.96	5.41	4.88

1

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.
(3)	ADS means American Depositary Share. On November 17, 2020, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing five (5) ordinary shares. The earnings per ADS and number of ADS information have been retrospectively adjusted to reflect the change for all periods presented.

2

Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are very excited to report an excellent quarter with record-high production volume and net profit in the company’s history. The strong end market environment, supported by favorable global policies to address climate change and rapidly increasing use of green energy, resulted in stronger-than-expected downstream demand that continues to push up polysilicon market prices. Our third quarter polysilicon ASP was $27.55/kg, a significant sequential improvement of more than 30% from $20.81/kg in the second quarter. The end market demand continues to be strong even under today’s high-price module environment, and this has further raised polysilicon market prices to the current level of $33-$35/kg. Our production cost increased 8.4% quarter-over-quarter primarily due to the increase in silicon powder’s cost. Excluding this impact, our production cost actually decreased by approximately 1% quarter-over-quarter. The increasing silicon powder cost will continue to impact our cost structure in the fourth quarter. However, with the strong market demand, so far, we have been able to pass down the majority of such cost increase to our customers. Over the past three weeks, we have seen silicon powder prices stabilizing and we expect they will gradually normalize in the first half of next year as the energy and emission controls could be somewhat relaxed compared to the fourth quarter of this year and new supply of silicon powder will start to enter the market.”

“During the first three quarters of 2021, we generated $653 million of cash flow from operations. We repaid all our bank loans in the third quarter and reduced our debt to asset ratio to 18.2%. At the end of the third quarter, we had $661 million in cash and cash equivalents, $414 million in short-term investments which are low risk financial products, and $353.3 million in bank notes receivable which will mature in the next three to six months. This total liquidity of $1.4 billion is a strong foundation to support our expansion projects and future plans to reward our investors. The construction of our Phase 4B capacity expansion project is going smoothly according to schedule. We expect to complete the construction by the end of 2021 and ramp up to full capacity by the end of the first quarter of 2022.”

“In the third and fourth quarter of this year, we have observed some volatility in the global energy market. Prices of almost all energy sources are going up quickly and significantly, including the prices of natural gas, oil, and coal. In many regions in China, many companies are required to shut down production from time to time due to the shortage of electricity supply and carbon emissions control. Fortunately, the Chinese government quickly responded to the challenging situation by accelerating coal production and allowing electricity prices for industrial users to float according to market, resulting in rising electricity prices. We expect these measures will further stimulate the solar end market for electricity generation in the near term. With solar already at grid parity broadly, higher fossil fuels make solar projects more competitive. In addition, according to the newly released policies, the usage of renewable energy will not be counted towards the energy usage quota, which will further promote renewable energy in the future. This also explains why the demand from industrial users for solar distributed generation is strong even in the current high-price module environment. On the other hand, because of the strict energy quota and carbon emission control, the overall expansion pace of the polysilicon industry will inevitably slow down. For example, as we are now in the process of identifying the location for our next expansion project, the energy quota issue becomes more and more challenging. We will be committed to using more renewable energy in our next polysilicon project in order to secure the energy quota, which will allow us to gradually realize the idea of ‘green poly’ or ‘solar for solar’.”

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“This October, at the United Nations Biodiversity Conference in Kunming, Chinese President Xi Jinping announced that the first step had been taken towards the construction of a huge 400 GW wind and solar park. Construction on the first phase, comprising 100 gigawatts of wind and solar in deserts in China is already underway. The full 400 GW project would be half finished by 2025. The Chinese government has also released policies to promote energy storage systems especially for water reservoirs storage in the near term. With all these plans and policies in place, it’s very clear that China has made a strong determination supported by initial and detailed plans to build a new national energy infrastructure in which renewable energy will play a critical role. The newly announced policies and evolving energy market environment illustrate a vast potential market for solar in China which is much larger than previously anticipated. Therefore, we are very optimistic about solar PV’s demand in the future and expect the polysilicon sector will continue to be one of the most favorable sectors in the foreseeable future, as polysilicon availability will remain as the main constraint and determinant for the future size of the solar end market.”

Outlook and guidance

The Company produced 62,970 MT of polysilicon and sold approximately 63,714 MT of polysilicon in the first three quarters of 2021, representing full utilization level of the company’s production facilities. For the full year of 2021, the Company’s guidance on annual polysilicon production volume is at the level of approximately 83,000 to 85,000 MT, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Third Quarter 2021 Results

Revenues

Revenues were $585.8 million, compared to $441.4 million in the second quarter of 2021 and $125.5 million in the third quarter of 2020. The increase in revenues as compared to the second quarter of 2021 as well as the third quarter of 2020 was primarily due to higher ASPs and higher polysilicon sales volume.

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Gross profit and margin

Gross profit was $435.2 million, compared to $303.2 million in the second quarter of 2021 and $45.3 million in the third quarter of 2020. Gross margin was 74.3%, compared to 68.7% in the second quarter of 2021 and 36.0% in the third quarter of 2020. The increase in gross margin was primarily due to higher ASPs offset by slightly higher production cost.

Selling, general and administrative expenses

Selling, general and administrative expenses were $11.4 million, compared to $9.3 million in the second quarter of 2021 and $9.2 million in the third quarter of 2020. SG&A expenses during the quarter included $2.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan, compared to $2.0 million in the second quarter of 2021 and $4.0 million in the third quarter of 2020. The increase as compared to the second quarter of 2021 as well as the third quarter of 2020 was primarily due to expenses related to the IPO of Xinjiang Daqo.

Research and development expenses

Research and development (R&D) expenses were $1.9 million, compared to $2.1 million in the second quarter of 2021 and $1.7 million in the third quarter of 2020. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Income from operations and operating margin

As a result of the foregoing, income from operations was $421.7 million, compared to $292.4 million in the second quarter of 2021 and $33.3 million in the third quarter of 2020.

Operating margin was 72.0%, compared to 66.3% in the second quarter of 2021 and 26.6% in the third quarter of 2020.

Interest expense

Interest expense was $6.4 million, compared to $7.2 million in the second quarter of 2021 and $5.4 million in the third quarter of 2020.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $292.3 million, compared to $232.1 million in the second quarter of 2021 and $20.8 million in the third quarter of 2020.

Earnings per basic American Depository Share (ADS) was $3.95, compared to $3.15 in the second quarter of 2021, and $0.29 in the third quarter of 2020.

EBITDA (non-GAAP)

EBITDA (non-GAAP) was $441.8 million, compared to $311.7 million in the second quarter of 2021 and $51.6 million in the third quarter of 2020. EBITDA margin (non-GAAP) was 75.4%, compared to 70.6% in the second quarter of 2021 and 41.1% in the third quarter of 2020.

5

Financial Condition

As of September 30, 2021, the Company had $660.9 million in cash and cash equivalents and restricted cash, compared to $269.7 million as of June 30, 2021 and $109.8 million as of September 30, 2020. As of September 30, 2021, the notes receivable balance was $353.3 million, compared to $97.0 million as of June 30, 2021 and $1.9 million as of September 30, 2020. As of September 30, 2021, total borrowings were nil, compared to total borrowings of $156.6 million, including $70.9 million long-term borrowings, as of June 30, 2021 and total borrowings of $271.0 million, including $140.0 million long-term borrowings, as of September 30, 2020.

Cash Flows

For the nine months ended September 30, 2021, net cash provided by operating activities was $653.1 million, compared to $71.1 million in the same period of 2020, the increase was primarily due to higher ASPs and higher polysilicon sales volume, as well as prepayment of long-term contracts from customers

For the nine months ended September 30, 2021, net cash used in investing activities was $855.8 million, compared to $80.3 million in the same period of 2020. The net cash used in investing activities in 2021 and 2020 was primarily related to the capital expenditures on the Company’s polysilicon expansion projects.

For the nine months ended September 30, 2021, net cash provided by financing activities was $741.6 million, compared to $1.1 million in the same period of 2020. The net cash provided by financing activities in 2021 was primarily related to the net proceeds of $935.0 million contributed by Xinjiang Daqo’ IPO in China.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

6

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on October 28, 2021. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq211028.html

A replay of the call will be available 1 hour after the end of the conference through November 5, 2021.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10161212

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

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About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2021 and quotations from management in this announcement as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

8

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020

Revenues	$585,782	$441,368	$125,529	$1,283,245	$427,878
Cost of revenues	(150,583)	(138,133)	(80,276)	(425,866)	(303,373)
Gross profit	435,199	303,235	45,253	857,379	124,505
Operating expenses
Selling, general and administrative expenses	(11,353)	(9,267)	(9,223)	(29,654)	(28,235)
Research and development expenses	(1,927)	(2,101)	(1,746)	(5,226)	(5,358)
Other operating (expense)/income	(203)	549	(954)	825	(1,036)
Total operating expenses	(13,483)	(10,819)	(11,923)	(34,055)	(34,629)
Income from operations	421,716	292,416	33,330	823,324	89,876
Interest expense	(6,419)	(7,224)	(5,438)	(21,468)	(18,378)
Interest income	1,913	793	200	2,989	719
Gain on changes of fair values of short-term investments	695	-	-	695	-
Income before income taxes	417,905	285,985	28,092	805,540	72,217
Income tax expense	(62,137)	(43,083)	(6,193)	(119,707)	(14,574)
Net income from continuing operations	355,768	242,902	21,899	685,833	57,643
Loss from discontinued operations, net of tax	-	-	-	-	(141)
Net income	355,768	242,902	21,899	685,833	57,502

Net income attributable to non-controlling interest	63,439	10,802	1,142	78,185	1,132
Net income attributable to Daqo New Energy Corp. shareholders	$292,329	$232,100	$20,757	$607,648	$56,370

Net income	355,768	242,902	21,899	685,833	57,502
Foreign currency translation adjustments	6,426	12,805	25,937	15,375	17,331
Total other comprehensive income	6,426	12,805	25,937	15,375	17,331
Comprehensive income	362,194	255,707	47,836	701,208	74,833
Comprehensive income attributable to non-controlling interest	64,979	11,314	1,163	80,080	1,148
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$297,215	$244,393	$46,673	$621,128	$73,685

Earnings per ADS*
- continuing operations	3.95	3.15	0.29	8.25	0.80
- discontinued operations	0.00	0.00	0.00	0.00	0.00
Basic	3.95	3.15	0.29	8.25	0.80

- continuing operations	3.81	3.03	0.27	7.92	0.74
- discontinued operations	0.00	0.00	0.00	0.00	0.00
Diluted	3.81	3.03	0.27	7.92	0.74
Weighted average ADS outstanding*
Basic	74,045,141	73,714,734	71,281,184	73,697,802	70,570,987
Diluted	76,681,604	76,688,538	76,626,371	76,744,977	76,398,480

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020

ASSETS:
Current Assets:
Cash and cash equivalents	660,913	227,148	70,150
Restricted cash	-	42,576	39,640
Short-term investment	414,201	10,403	-
Accounts receivable, net	72	-	42
Notes receivable	353,299	96,977	1,908
Prepaid expenses and other current assets	7,345	13,170	12,972
Advances to suppliers	26,736	5,630	1,229
Inventories	46,231	33,815	53,640
Amount due from related parties	-	-	213
Total current assets	1,508,797	429,719	179,794
Property, plant and equipment, net	1,442,505	1,217,524	987,295
Prepaid land use right	36,882	37,020	29,815
Amount due from related parties – long term portion	886	31,568	-
Deferred tax assets	-	-	1,386
Investment in affiliate	693	692	658
Operating lease right-of-use assets	46	73	137
Other non-current assets	93	155	147
TOTAL ASSETS	2,989,902	1,716,751	1,199,232

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	-	85,661	131,064
Accounts payable	22,226	18,303	19,739
Notes payable	-	42,542	62,128
Advances from customers-short term portion	179,986	115,856	17,544
Payables for purchases of property, plant and equipment	81,892	36,018	76,158
Accrued expenses and other current liabilities	46,970	47,140	16,616
Amount due to related parties	21,392	4,812	4,820
Income tax payable	76,339	44,933	7,314
Lease liabilities - short term portion	-	-	78
Total current liabilities	428,805	395,265	335,461
Long-term borrowings	-	70,948	139,967
Advance from customers – long term portion	90,247	78,212	1,266
Amount due to related parties - long term portion	-	4,385	10,897
Deferred government subsidies	21,885	22,106	21,157
Deferred Tax Liabilities	2,523	2,526	5,647
TOTAL LIABILITIES	543,460	573,442	514,395
EQUITY:
Ordinary shares	37	37	36
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	1,014,496	417,830	405,784
Retained earnings	937,766	645,436	257,292
Accumulated other comprehensive income/(loss)	39,748	34,861	(2,622)
Total Daqo New Energy Corp. shareholders’ equity	1,990,298	1,096,415	658,741
Non-controlling interest	456,144	46,894	26,096
TOTAL EQUITY	2,446,442	1,143,309	684,837
TOTAL LIABILITIES & EQUITY	2,989,902	1,716,751	1,199,232
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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended Sep 30,
	2021	2020
Operating Activities:
Net income	685,833	57,502
Less: Loss from discontinued operations, net of tax	-	(141)
Net income from continuing operations	685,833	57,643
Adjustments to reconcile net income to net cash provided by operating activities	65,263	68,248
Changes in operating assets and liabilities	(98,027)	(54,722)
Net cash provided by operating activities-continuing operations	653,069	71,169
Net cash used in operation activities-discontinued operations	-	(50)
Net cash provided by operating activities	653,069	71,119

Investing activities:
Purchases of property, plant and equipment	(437,661)	(80,147)
Purchases of land use right	(6,224)	-
(Purchases)/Maturities of short-term investment, net	(411,903)	-
Net cash used in investing activities-continuing operations	(855,788)	(80,147)
Net cash used in investing activities-discontinuing operations	-	(195)
Net cash used in investing activities	(855,788)	(80,342)

Financing activities:
Net cash provided by financing activities – continuing operations	741,639	1,127
Net cash used in financing activities – discontinued operations	-	(64)
Net cash provided by financing activities	741,639	1,063

Effect of exchange rate changes	3,589	2,656
Net increase/(decrease) in cash, cash equivalents and restricted cash	542,509	(5,504)
Cash, cash equivalents and restricted cash at the beginning of the period	118,404	115,294
Cash, cash equivalents and restricted cash at the end of the period	660,913	109,790

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Sep 30, 2021	Sep 30, 2020
Cash and cash equivalents	660,913	70,150
Restricted cash	-	39,640
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	660,913	109,790

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Nine months Ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
Net income from continuing operation	355,768	242,902	21,899	685,833	57,643
Income tax expense	62,137	43,083	6,193	119,707	14,574
Interest expense	6,419	7,224	5,438	21,468	18,378
Interest income	(1,913)	(793)	(200)	(2,989)	(719)
Depreciation & Amortization	19,391	19,322	18,289	57,626	51,568
EBITDA from continuing operation (non-GAAP)	441,802	311,738	51,619	881,645	141,444
EBITDA margin from continuing operation (non-GAAP)	75.4%	70.6%	41.1%	68.7%	33.1%

	Three months Ended			Nine months Ended
	Sep 30, 2021	Jun 30, 2021	Sep 30, 2020	Sep 30, 2021	Sep 30, 2020
Net income attributable to Daqo New Energy Corp. shareholders	292,329	232,100	20,757	607,648	56,370
Share-based compensation	2,359	2,358	4,478	7,718	13,430
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	294,688	234,458	25,235	615,366	69,800
Adjusted earnings per basic ADS* (non-GAAP)	$3.98	$3.18	$0.35	$8.35	$0.99
Adjusted earnings per diluted ADS* (non-GAAP)	$3.84	$3.06	$0.33	$8.02	$0.91

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Email: dqir@daqo.com

Christensen

In China
Mr. Rene Vanguestaine
Phone: +86-10- 5900-1548
E-mail: rvanguestaine@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

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